Mail Stop 4561

October 23, 2008

Mr. James C. Fields
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, Massachusetts 01915

> **Re: LocatePLUS Holdings Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **File No. 000-49957**

Dear Mr. Fields:

        We have reviewed your response letter filed on September 25, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 22, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A – Controls and Procedures

1.   We note that you have defined "internal controls" as "procedures which are designed with the objective of providing reasonable assurance that (1) our transactions and properly authorized, recorded and reported; and…" Note that this is not the definition of internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f). To the extent you wish to include a definition of internal controls over financial reporting, please revise to include the full definition as set forth in Rule 13a-15(f).

2.   We note that your evaluation of the effectiveness of your internal control over financial reporting was "based on the framework and standards established by the Public Company Accounting Oversight Board." Please note that the PCAOB

establishes auditing and related attestation, quality control, ethics, and independence standards and rules to be used by registered public accounting firms in the preparation and issuance of audit reports. Such standards do not constitute a framework meeting the requirements in Section II.B.3.a of SEC Release No. 33-8238 *Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports*. Revise to identify the framework used by management in its assessment. If the framework used by management does not meet the requirements of the Release you should re-perform your assessment using a conforming framework.

3.   Please revise to clarify the nature of the evaluation you are describing in the third paragraph, beginning with "Based on our evaluation….". In this regard, it is unclear whether you are referring to your assessment of internal controls over financial reporting or to your assessment of disclosure controls and procedures.

4.   Item 308T(a)(3) of Regulation S-B requires that you disclose your assessment of the effectiveness of your internal controls over financial reporting as of December 31, 2007, including a statement as to whether or not internal control over financial reporting is effective. While we note that you have identified matters that would constitute material weaknesses in your internal controls over financial reporting, you have not provided a conclusion regarding the effectiveness of your internal controls over financial reporting. In this regard, you must disclose whether you concluded that your internal controls over financial reporting were effective or ineffective as of December 31, 2007. Please note that Item 308(T)(a)(3) prohibits a conclusion of effective if there are one or more material weaknesses in your internal control over financial reporting. Revise your disclosures accordingly.

5.   We note your conclusion that "disclosure controls and procedures are not effective for the twelve months ended December 31, 2007". Please confirm, and revise your disclosures to state, if true, that based on the evaluation performed, disclosure controls and procedures were not effective as of the end of the period covered by the report. See Item 307 of Regulation S-B.

6.   We note your statement that there were no changes in your internal controls over financial reporting that occurred during the quarter ending December 31, 2007, that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. We note what appears to be contradictory disclosure two paragraphs above where you discuss changes that have been made during the twelve months ended December 31, 2007. Please explain this apparent contradiction or revise your disclosures for consistency.

Certifications

7.   We note that the Certifications provided in your 10-KSB/A still do not confirm to Item 601(b)(31) of Regulation S-B. For example, we note that you are dual-dating your certification rather than dating it as of the filing date. We also note that your certification is labeled "Amended," a title other than "Certification" and that you have replaced the word "registrant" or "small business issuer" with "LocatePLUS Holdings Corporation." In amending your filing, and in future filings, ensure that your certifications conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

                                                        Sincerely,

                                                        Christine Davis
                                                        Assistant Chief Accountant